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CARDIOME ANNOUNCES EXPANDED LABEL FOR AGGRASTAT® IN CHINA INCLUDING NEW STEMI INDICATION AND HIGH DOSE BOLUS REGIMEN

Addition of High-Risk STEMI Patients Significantly Expands the Number of Patients in Which Aggrastat Can Be Used

Vancouver, Canada, January 23, 2018 – Cardiome Pharma Corp. (NASDAQ:CRME / TSX:COM), a revenue-generating, specialty pharmaceutical company focused on commercializing patent-protected hospital drugs, today announced that the Chinese Center for Drug Evaluation (CDE) has approved an expansion of the indications for Aggrastat (tirofiban hydrochloride) to now, in addition to acute coronary syndromes without ST elevation (NSTE-ACS) include patients with ST-segment elevation myocardial infarction (STEMI), who are intended for primary percutaneous coronary intervention (PCI). In addition to the expanded indications, the CDE also approved an Aggrastat high dose bolus (HDB) regimen (25 mcg/kg over a 3-minute period, followed by continuous infusion of 0.15 mcg/kg/min for 12-24 hours and up to 48 hours) to be used on both indicated patient populations.

"This label expansion in China is a highly positive development for the Aggrastat franchise because it significantly expands the number of patients in which the drug can be used to now include both NSTE-ACS and STEMI patients," commented Kiran Bhirangi, M.D., Cardiome's Vice President, Clinical Development and Medical Affairs. "Identifying STEMI patients is done via a standard 12-lead ECG, so is therefore a fast, easy and cost-effective means to capturing these additional high-risk patients who stand to benefit from treatment with Aggrastat. The inclusion of the HDB regimen is also important because it aligns the Chinese posology with that used in the U.S., Europe and Canada and better reflects current clinical practice."

In China, Aggrastat was previously indicated for use in patients with NSTE-ACS, as well as to prevent ischemic complications as a result of coronary angioplasty procedures. The new expanded label will include both STEMI and NSTE-ACS. Aggrastat and is currently marketed by Cardiome in over 60 countries worldwide.

The Aggrastat HDB regimen will now become the recommended dose regimen to reduce the rate of refractory ischemic conditions, new myocardial infarction and death in both STEMI patients set to undergo PCI and NSTE-ACS patients who undergo early PCI. The CDE's approval of the Aggrastat label expansion is based on results from several clinical trials demonstrating the tolerability, and risk reduction of myocardial infarction and death by Aggrastat when compared to placebo and other agents. These studies indicated that a higher degree of platelet inhibition was beneficial for patients in need of an urgent PCI, and thus at a high risk for ischemic events, and that clinical benefit of the Aggrastat HDB was demonstrated in patients with NSTE-ACS who undergo early PCI, as well as in STEMI patients undergoing primary PCI. Cardiome's partner, Eddingpharm, markets and distributes Aggrastat in China and executes regulatory initiatives such as this label expansion.

About Acute Coronary Syndromes

Acute Coronary Syndromes (ACS) is a term that refers to a variety of conditions consistent with acute myocardial ischemia and/or infarction that are usually due to an abrupt reduction in coronary blood flow[1]. The ACS spectrum includes patients with ST-elevation myocardial infarction (STEMI) and non-ST–elevation ACS (NSTE-ACS), which is comprised of non-STEMI (NSTEMI) and unstable angina. The thrombus (i.e. blood clot that forms inside a blood vessel or chamber of the heart) formation reduces blood flow in the affected coronary artery and causes ischemic chest pain[1]. Research from Datamonitor estimates that in 2013, >880,000 persons in the US experienced an ACS event, while in the major five EU markets, this figure was >650,000.[2] Furthermore, the number of ACS incidences is expected to grow nearly 40% by 2033.[2] Approximately 70,000 acute myocardial infarctions occur each year in Canada and some 19,000 Canadians die from this condition[3].

More About AGGRASTAT®

AGGRASTAT® (tirofiban hydrochloride, or HCl) is an intravenous (IV) non-peptidal antagonist of the glycoprotein (GP) IIb/IIIa receptor, an important platelet surface receptor involved in platelet aggregation. AGGRASTAT, in combination with anticoagulants (e.g. heparin) and other antiplatelet therapies, including acetylsalicylic acid (ASA), is currently approved in Canada for the management of adult patients with non-ST-elevation acute coronary syndrome (NSTE-ACS), including patients who may subsequently undergo PCI to decrease the rate of refractory ischemic conditions, new myocardial infarction and death. By blocking fibrinogen from binding to the GP IIb/IIIa receptor, AGGRASTAT prevents the crosslinking of platelets, which is the basis for platelet aggregation. AGGRASTAT is commercialized in 60 countries worldwide, either by Cardiome or via its extensive distributor and partner network. Cardiome acquired Canadian AGGRASTAT® commercialization rights through its acquisition of Correvio LLC in November 2013.

About Cardiome Pharma Corp.

Cardiome Pharma Corp. is a revenue-generating, specialty pharmaceutical company focused on providing innovative, high-quality brands that meet the needs of acute care physicians and patients. With a commercial presence and distribution network covering over 60 countries worldwide, Cardiome develops, acquires and commercializes brands for the in-hospital, acute care market segment. The Company's portfolio of approved and marketed brands includes: Xydalba™ (dalbavancin hydrochloride), for the treatment of acute bacterial skin and skin structure infections (ABSSSI); Zevtera®/Mabelio® (ceftobiprole medocaril sodium), a cephalosporin antibiotic for the treatment of community- and hospital-acquired pneumonia (CAP, HAP), excluding ventilator-associated pneumonia (VAP) ; Brinavess® (vernakalant IV) for the rapid conversion of recent onset atrial fibrillation to sinus rhythm; Aggrastat® (tirofiban hydrochloride) for the reduction of thrombotic cardiovascular events in patients with acute coronary syndrome, and Esmocard® and Esmocard Lyo® (esmolol hydrochloride), a short-acting beta-blocker used to control rapid heart rate in a number of cardiovascular indications. Cardiome's pipeline of product candidates includes Trevyent®, a drug device combination that is designed to deliver Remodulin® (treprostinil) the world's leading treatment for pulmonary arterial hypertension.

Cardiome is traded on the NASDAQ Capital Market (CRME) and the Toronto Stock Exchange (COM). For more information, please visit our web site at www.cardiome.com.

References

1. Amsterdam EA et al. 2014 AHA/ACC guideline for the management of patients with non–ST-elevation acute coronary syndromes: a report of the American College of Cardiology/American Heart Association Task Force on Practice Guidelines. J Am Coll Cardiol. 2014;64:e139–228.
2. Datamonitor. Acute Coronary Syndrome: Epidemiology. October 2014.
3. Fitchett DH et al. Assessment and Management of Acute Coronary Syndromes (ACS): A Canadian Perspective on Current Guideline-Recommended Treatment – Part 1: Non-ST– Segment Elevation ACS Can J Cardiol 2011; 27:S387–S401

Forward-Looking Statement Disclaimer

Certain statements in this news release contain forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 or forward-looking information under applicable Canadian securities legislation ("forward-looking statements") that may not be based on historical fact, including without limitation statements containing the words "believe", "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect" and similar expressions. Such forward-looking statements, including statements with respect to the potential impact of a product label expansion in China involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. A discussion of the risks and uncertainties facing Cardiome are discussed in our most recent annual and quarterly reports and detailed from time to time in our other filings with the Securities and Exchange Commission ("SEC") available at www.sec.gov and the Canadian securities regulatory authorities at www.sedar.com. All of the risks and certainties disclosed in these filings are hereby incorporated by reference in their entirety. While Cardiome makes these forward-looking statements in good faith, given these risks, uncertainties and factors, you are cautioned not to place undue reliance on any forward-looking statements made in this press release. All forward-looking statements made herein are based on our current expectations and we undertake no obligation to revise or update such forward-looking statements to reflect subsequent events or circumstances, except as required by law.

Cardiome® and the Cardiome Logo are the proprietary trademarks of Cardiome Pharma Corp. Aggrastat® and Brinavess® are trademarks owned by Cardiome and its affiliates worldwide. Xydalba® is a trademark of Durata Therapeutics Holding C.V., and used under license.

Zevtera® and Mabelio® are trademarks owned by Basilea Pharmaceutica International Ltd., and used under license.
Esmocard® and Esmocard Lyo® are trademarks owned by Orpha-Devel Handels und Vertriebs GmbH, and used under license.
Trevyent® is a trademark of SteadyMed and used under license.
All other trademarks are the property of their respective owners.

Contact:

Justin Renz
CFO
Cardiome Pharma Corp.
604.677.6905 ext. 128
800.330.9928
jrenz@cardiome.com

Argot Partners
Michelle Carroll/Sean Augustine-Obi
212.600.1902
michelle@argotpartners.com
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